Exhibit (a)(2)

Sentio Healthcare Properties, Inc. Update

This is to advise you that on August 8, 2016, MacKenzie Realty Capital, Inc. commenced an unsolicited tender offer to purchase up to 600,000 shares of the outstanding common stock of Sentio Healthcare Properties, Inc. (the “Company”) at $7.00 per share.

A copy of the Company’s response, the Schedule 14D-9 filed with the SEC on August 18, 2016, is attached for your information. These materials will be sent to stockholders in the next few days. Both MacKenzie’s tender offer materials (the Schedule TO) and the Company’s Schedule 14D-9 response can be viewed at www.sec.gov.

If after reviewing the Company’s recommendation, you have questions, please call us at (888) 811-1753.